UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2018 (Report No. 5)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

3 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 25, 2018, the Registrant reported that it raised $6.9 million (NIS 25 million) and will issue an aggregate of 12,207,314 ordinary shares to the investors, at a price per share of NIS 2.05 (approximately $0.56 per ordinary share, or $2.81 per ADS), and warrants to purchase an aggregate of 12,207,314 ordinary shares at an exercise price of $0.80 per share ($4 per ADS), exercisable for a period of 24 months.

The foregoing issuances follow a previously announced private placement of $5.5 Million (NIS 20 Million) that the Registrant entered into with Harel Insurance on June 21, 2018.

Following the June 21, 2018 and June 25, 2018 private placements, and subject to customary closing conditions, the Registrant will issue an aggregate of 21,963,411 ordinary shares, bringing the total number of issued and outstanding ordinary shares of the Registrant to 131,935,404.

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on June 25, 2018, announcing that it raised an additional $6.9 million (NIS 25 million) from leading Israeli institutional investors through private placements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: June 25, 2018

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